March 27, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	L3Harris Technologies, Inc.
Registration Statement on Form S-4 (File No. 333-236885)
Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), L3Harris Technologies, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern time, on March 31, 2020, or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed exchange offers of the securities specified in the Registration Statement.

Please call Robert J. Grammig of Holland & Knight LLP, counsel to the Company, at (813) 227-6515 as soon as the Registration Statement has been declared effective, or if you have any questions or concerns regarding this matter.

Very truly yours,

L3HARRIS TECHNOLOGIES, INC.

By:	/s/ Scott T. Mikuen
Scott T. Mikuen
Senior Vice President, General Counsel and Secretary

cc:          Robert J. Grammig, Esq.
Holland & Knight LLP